EXHIBIT B

Details of Beneficial and Economic Ownership by the Investors and their Affiliates

•	Elliott Associates beneficially owned 1,837,273 shares of Common Stock, including 1,197,273 shares of Common Stock underlying notational principal amount derivative agreements in the form of physically settled swaps ("Physical Derivative Agreements") that Elliott may be deemed to beneficially own upon satisfaction of certain conditions. The counterparties to the Physical Derivative Agreements are unaffiliated third party financial institutions.
•	Elliott International beneficially owned 3,904,204 shares of Common Stock, including 2,544,204 shares of Common Stock underlying Physical Derivative Agreements that Elliott International may be deemed to beneficially own upon satisfaction of certain conditions.
•	Elliot International Capital Advisors Inc., as the investment manager of Elliott International may be deemed to beneficially own the 3,904,204 shares of Common Stock beneficially owned by Elliott International.
•	Elliott Associates, through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), and Elliott International have entered into notional principal amount derivative agreements in the form of cash settled swaps (the "Cash Derivative Agreements") with respect to 888,228 and 1,887,485 shares of Common Stock of the Company. The Cash Derivative Agreements provide Elliott Associates and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Cash Derivative Agreements (such shares, the "Subject Shares"). The Investors disclaim beneficial ownership in the Subject Shares. The counterparties to the Cash Derivative Agreements are unaffiliated third party financial institutions.
•	Elliott Associates and Elliott International have entered into 4,800 and 10,200 option contracts, respectively, with unaffiliated third party financial institutions which may be exercisable by Elliott Associates and Elliott International into Cash Derivative Agreements.